Exhibit 21.1

Subsidiary	Jurisdiction of Organization
Abbey BioPharma Corp.	Delaware
Synageva BioPharma Ltd	United Kingdom
Synageva BioPharma B.V.	Netherlands
Synageva BioPharma GmbH	Switzerland
Synageva BioPharma Luxembourg S.a.r.l.	Luxembourg
Synageva BioPharma SAS	France
Synageva BioPharma S de RL de CV	Mexico
Synageva BioPharma S.R.L.	Italy
Synageva Securities Corp.	Massachusetts